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Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratios)	2007	2006	2005	2004	2003
Income from continuing operations before provision for income taxes and minority interest	$1,026	$663	$577	$526	$770
Less: Earnings from unconsolidated entities under the equity method of accounting	6	5	7	3	8
Add back fixed charges:
Interest on indebtedness (1)	138	129	125	136	101
Interest on FIN 48 liabilities	(2)	—	—	—	—
Portion of rents representative of interest factor	75	79	71	73	67

Income as adjusted	$1,231	$866	$766	$732	$930

Fixed charges:
Interest on indebtedness (1)	$138	$129	$125	$136	$101
Portion of rents representative of interest factor	75	79	71	73	67

Total fixed charges	$213	$208	$196	$209	$168

Ratio of earnings to fixed charges	5.8	4.2	3.9	3.5	5.5

(1)
As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities. This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($58 millions for the years ended December 31, 2007, 2006, 2005 and 2004) on these notes payable is reported as part of interest expense on the consolidated statements of income.

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  Exhibit 12.1
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Fixed Charges